UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on October 2, 2017: Euroseas Ltd. Announces Delivery of Container Feeder Vessel, Declaration of Option to Acquire Two Additional Container Vessels and Signing of Non-Binding Letter of Intent.

This Report on Form 6-K, except for the paragraph beginning with “Furthermore, the Company announced that it has signed a non-binding letter of intent”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: October 3, 2017	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

  Exhibit 1

Euroseas Ltd. Announces Delivery of Container Feeder Vessel, Declaration of Option to Acquire Two Additional Container Vessels and Signing of Non-Binding Letter of Intent

Maroussi, Athens, Greece – October 2, 2017 – Euroseas Ltd. (NASDAQ: ESEA) ( “Euroseas” or the “Company”), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it took delivery of M/V EM Athens, a feeder containership of 2,506 teu built in 2000 that the Company agreed to acquire last month from Euromar LLC (“Euromar”), a wholly-owned subsidiary of the Company that previously was partially owned by the Company. M/V EM Athens was acquired along with EM Oinousses, a feeder size containership also of 2,506 teu built in 2000.

The Company also announced today that it exercised its option to purchase from Euromar two additional container vessels, the M/V EM Corfu, a feeder size containership vessel of 2,556 teu built in 2001, and the M/V Akinada Bridge, a post-panamax size container vessel of 5,600 teu built in 2001. The Company has secured financing for the acquisitions of the four vessels with a combination of debt and equity. The M/V EM Oinousses, M/V EM Corfu and M/V Akinada Bridge are expected to be delivered to the Company within 2017.

Furthermore, the Company announced that it has signed a non-binding letter of intent with Poseidon Container Holdings Group (“Poseidon”), an owner and operator container carrier vessels, to consider a possible combination of their respective containership fleets under certain circumstances. Poseidon owns and operates a fleet of sixteen container carrier vessels including four feeder containerships, two panamax and four post-panamax containerships as well as six post-panamax container carrier vessels of new wide beam / high reefer capacity design with an average teu-adjusted age of 8.7 years and a total capacity of 86,322. The possible combination may include a spinoff of Euroseas’ container assets into a standalone company or take the form of a different structure. The Company expects that any combination with Poseidon would be done on a net asset value (“NAV”) to NAV basis. NAV is typically calculated as the difference of the market value of a company’s assets net of the market value of its liabilities.

Euroseas’ strategy is to use its operating expertise and public company status to provide a platform of consolidation for similar assets in the drybulk and containership sectors. This strategy may be implemented by separating Euroseas’ drybulk and containership fleets into two public companies, if the Board of Directors determines that such a split would benefit Euroseas’ shareholders, particularly if it may also facilitate Euroseas’ consolidation strategy.

Euroseas evaluates acquisition and/or combination opportunities continuously and in that context memorialized its recent discussions with Poseidon as described above.  Euroseas reminds its shareholders and investors that these discussions are at an early stage, that the letter of intent is non-binding, and that there can be no assurance that an agreement will be reached with Poseidon or any other party.

About Euroseas Ltd.:

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company that is responsible, along with Eurobulk (Far East) Ltd. Inc. (another affiliated company), for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels in the water, including one Kamsarmax drybulk carrier, three Panamax drybulk carriers, one Ultramax drybulk carrier, one Handymax drybulk carrier, fourteen Feeder containerships and one post-panamax containership; in addition to the fleet in the water, the Company has a Kamsarmax newbuilding contract. With the addition of the Kamsarmax newbuilding, Euroseas will have seven drybulk carriers with a total cargo capacity of 499,753 dwt, and fifteen containerships with a total cargo capacity of 34,044 teu.

Forward Looking Statement: This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www,euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel, (212) 661-7566 E-mail: euroseas@capitallink.com